Filed by Norfolk Southern Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation

Commission File No.: 001-8339

Date: July 29, 2025

The following message was sent on July 29, 2025 to partners of Norfolk Southern.

TO: Partners

FROM: INSERT

SUBJECT: Norfolk Southern to Combine with Union Pacific to Create America’s First Transcontinental Railroad

Dear [INSERT NAME / Valued Partner],

Today, Norfolk Southern announced an agreement combining with Union Pacific to create America’s first transcontinental railroad. Through this transaction, we will seamlessly connect over 50,000 route miles across 43 states, linking approximately 100 ports and nearly every corner of North America. This combination will transform the U.S. supply chain, unleash the industrial strength of American manufacturing, and create new sources of economic growth – delivering many benefits to all our combined stakeholders. For more information, please read the companies’ press release.

The Union Pacific Transcontinental Railroad will build a stronger, more competitive America. Together with Union Pacific, we are committed to delivering the service customers rely on with operational excellence, all while supporting the growth of the American economy and becoming the safest railroad in North America. As one railroad, we will deliver faster, more comprehensive freight service to U.S. shippers by eliminating interchange delays, opening new routes, expanding intermodal services, and reducing distance and transit time on key rail corridors. For partners like you, we expect to deliver expanded reach, faster access to new routes, new services, and reduced gateway delays. We are excited for the opportunities ahead.

Naturally, you may have questions about what this announcement means for you individually and your relationship with Norfolk Southern. Let me assure you that it is business as usual. Norfolk Southern’s commitment to you, and the way we work together, is unchanged.

While today is a significant milestone, it is only the first step in a process to bring our organizations together. The proposed combination is subject to Surface Transportation Board (STB) review and approval within its statutory timeline, customary closing conditions, and shareholder approval. The companies are targeting closing the transaction by early 2027. Until that time, Union Pacific and Norfolk Southern remain separate and independent companies, and there will be no immediate changes to how you work with Norfolk Southern. Looking ahead, we will keep you updated as appropriate as we move through this process.

Please reach out to [me / your usual Norfolk Southern contact] if you have questions. We are also hosting a call with Union Pacific to discuss the transaction at 8:30 AM ET and encourage you to listen in. For more information, we also invite you to visit the transaction website.

We deeply value our relationship with you and appreciate your continued partnership.

Best,

INSERT

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

The following letter was sent to customers of Norfolk Southern on July 29, 2025.

TO: Customers

FROM: INSERT

SUBJECT: Norfolk Southern to Combine with Union Pacific, Creating America’s First Transcontinental Railroad

Today, Norfolk Southern announced an agreement to combine with Union Pacific to create America’s first transcontinental railroad. Through this transaction, we will seamlessly connect 50,000 route miles across 43 states, linking approximately 100 ports and nearly every corner of North America. This combination will transform the U.S. supply chain, unleash the industrial strength of American manufacturing, and create new sources of economic growth and workforce opportunity – delivering many benefits to all our combined stakeholders.

For additional information, please read our joint press release.

Together with Union Pacific, we are committed to delivering the service customers rely on with operational excellence, all while supporting the growth of the American economy and becoming the safest railroad in North America. As one railroad, we will deliver faster, more comprehensive freight service to U.S. shippers by eliminating interchange delays, opening new routes, expanding intermodal services, and reducing distance and transit time on key rail corridors. This includes unlocking rail options for shippers in regions where railroad connections are currently less efficient, such as the Ohio Valley and on both sides of the Mississippi River. Ultimately, we aim to reduce transit times by several days by eliminating car touches and interchanges where rail cars are handed off.

Improving customer experience will be a key priority of the combined railroad. This will include quick access to single-line rate quotes with one system to track freight, enabling real-time decisions to keep your supply chains moving. More broadly, we believe this transaction sets the stage for ongoing technological evolution across the rail industry – the enhanced network will foster a climate of innovation, resilience, and customer-centric service that drives the entire sector forward.

Naturally, you may have questions about what this announcement means for you individually and your relationship with Norfolk Southern. Let me assure you that it is business as usual. Norfolk Southern’s commitment to you, and the way we work together, is unchanged.

While today is a significant milestone, it is only the first step in a process to bring our organizations together. The proposed combination is subject to Surface Transportation Board (STB) review and approval within its statutory timeline, customary closing conditions, and shareholder approval. Norfolk Southern and Union Pacific are targeting closing the transaction by early 2027. Until that time, Norfolk Southern and Union Pacific remain separate and independent companies, and there will be no immediate changes to how you work with Norfolk Southern, or your current agreements with the company. Looking ahead, we will keep you updated as appropriate as we move through this process.

Please reach out to your usual Norfolk Southern contact if you have questions. For more information, we invite you to visit the transaction website. We deeply value our relationship with you and appreciate our continued partnership.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

The following email was sent to investors and analysts on July 29, 2025.

TO: Investors / Analysts

FROM: INSERT

SUBJECT: Important Norfolk Southern Announcement: Union Pacific and Norfolk Southern to Create America’s First Transcontinental Railroad

Dear [NAME / INSERT CUSTOMARY GREETING],

We have just announced that we are combining with Union Pacific to create America’s first transcontinental railroad. Our legendary companies will seamlessly connect over 50,000 route miles across 43 states – transforming the U.S. supply chain, unleashing the industrial strength of American manufacturing, and creating new sources of economic growth and workforce opportunity.

Under the terms of the agreement, after regulatory review and shareholder approval:

•

Union Pacific will acquire Norfolk Southern in a stock and cash transaction, with an implied enterprise value for Norfolk Southern of $85 billion, resulting in the creation of a $250 billion combined enterprise; and

•

The transaction implies a value for Norfolk Southern of $320 per share based on Union Pacific’s unaffected closing stock price on July 16, 2025 representing a 25% premium to Norfolk Southern’s 30-trading day volume weighted average price on July 16, 2025.

Creating the Union Pacific Transcontinental railroad is overwhelmingly in the public interest and will enhance competition, consistent with the test that will be applied in the review of the transaction by the Surface Transportation Board (STB). The transaction is subject to STB review and approval within its statutory timeline, customary closing conditions, and shareholder approval. The companies are targeting closing the transaction by early 2027.

Union Pacific and Norfolk Southern will be hosting a joint call at 8:30 a.m. Eastern Time this morning to discuss the announcement. Information on how to join the call can be found in the press release we issued, and is pasted below.

Thank you for your continued support of Norfolk Southern.

Sincerely,

INSERT

Conference Call Information

A live webcast of the call and the replay will be available on the Union Pacific website at https://investor.unionpacific.com and the Norfolk Southern website at https://norfolksouthern.investorroom.com/events. Supporting materials will be posted on www.up-nstranscontinental.com. Participants may join the conference call by dialing 1-800-836-8184 (or for international participants, 1-646-357-8785).

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

The following email was sent by Mark George, President and Chief Executive Officer of Norfolk Southern, to employees of Norfolk Southern, on July 29, 2025.

Subject: Important announcement about forging a new future together

NS Team,

This morning, I joined the CEO of Union Pacific, with the full support of our respective boards and executive teams, to announce a historic agreement: Union Pacific and Norfolk Southern will combine to create America’s first transcontinental railroad [Link to press release].

This is a once-in-a-generation opportunity—not just for our companies, but for our industry and our country. We’re bringing together the strengths of two iconic railroads—strengths built by you. Together, we’ll connect approximately 100 ports and create a rail network that spans over 50,000 route miles across 43 states. We will, like never before, link East Coast and West Coast freight.

Formal approvals are likely to take two years to realize, but once we come together, we will be able to eliminate freight handoffs, offering more cost-effective shipping, reducing highway congestion, and expanding access to underserved regions. We’re building a stronger, more connected America.

We have evaluated this partnership and believe Union Pacific and Norfolk Southern are the right fit. Our SPIRIT values are well-aligned with their Building America culture. The combination of our people, technology, operational rigor, and determination to keep getting better will deliver service that’s truly unmatched. And even with all that each railroad has achieved on its own, we know we can do so much more by combining.

Our vision is bold: to ensure railroading stays a top, family-sustaining career; to strengthen the U.S. supply chain; to unlock the full potential of American manufacturing; and to create new sources of economic growth. And it’s achievable.

This combination honors the legacy of those who came before us and opens new possibilities for those coming up in the business.

•	To our craft professionals: we envision that every union employee who wants a job in the combined company will have one.

•

To our nonagreement employees: you will have opportunities to grow as part of a larger, combined enterprise, and we’ll be thoughtful and deliberate as we evaluate how best to integrate our teams and help you grow professionally.

•

To everyone: you have my commitment to act in your best interest and to share updates as we move forward. We will ensure you have the time, resources and support you need to make the right decisions for yourself and your loved ones.

We know you’ll have questions—about what happens next, and when. There is time. The transaction is subject to review and approval by the Surface Transportation Board and our shareholders. We would expect the approved merger to close by early 2027.

Until then, Union Pacific and Norfolk Southern will continue to operate separately and independently. The most important thing we can do is stay focused—on safety, on service, and on delivering for our customers and each other.

I know that’s easier said than done. There will be chatter, inside and outside the company. That’s a reflection of how historic this moment is—and how much people are paying attention to what we do next.

Tomorrow we will hold a Company-Wide Town Hall, where we will share more information and begin to answer your questions. We’re also going to equip our leaders with information to help answer your questions and our HR team will host sessions in August to walk through details. It is important to speak up—if you feel it, say it, and we’ll listen.

Thank you for your continued dedication. I’m proud of what we’ve built, grateful for your hard work, and excited for what’s next for us.

Let’s move America forward—together.

Mark

President & CEO

Norfolk Southern

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

The following was distributed to employees of Norfolk Southern on July 29, 2025.

UNION PACIFIC AND NORFOLK

SOUTHERN

TO CREATE AMERICA’S

FIRST TRANSCONTINENTAL

RAILROAD

Unleashing the industrial strength of American manufacturing,

transforming the U.S. supply chain, and creating new sources of economic growth and workforce opportunity that preserves union jobs.

•  Nothing is changing today. Until the transaction closes, Norfolk Southern and Union Pacific will continue to operate as separate and independent companies.

•  For our craft workforce, we envision every union employee who wants a job in the combined company will have one.

•  For our nonagreement workers, there will be opportunities to grow as part of a larger, combined enterprise.

•  Protection of our existing compensation and benefits package, including vacation, for one year post close.

•  Continuation of our pension plan.

•  Enhanced severance plan to support you as you navigate this process.

• The HR team will host a series of information sessions in the month of August. Additional details to follow.
• Email questions to questions@nscorp.com and visit the microsite for more information.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

The following was distributed to employees of Norfolk Southern via Norfolk Southern’s intranet on July 29, 2025.

UNION PACIFIC AND NORFOLK SOUTHERN

TO CREATE AMERICA’S FIRST TRANSCONTINENTAL

RAILROAD

Employee FAQ

1.	What was announced today?

•	Union Pacific and Norfolk Southern will combine to create America’s first transcontinental railroad.

•	This is a once-in-a-generation opportunity—not just for our companies, but for our industry and our country.

•	Together, we’ll connect approximately 100 ports and create a rail network that spans over 50,000 route miles across 43 states. We will, like never before, link East Coast and West Coast freight.

2.	Why do we think this is the right next step for Norfolk Southern?

•

We truly believe this is the right next step for our company. The timing is right because of how far we have come, and in many ways, it’s the culmination of your hard work to accelerate our strategy and deliver operational excellence and safe, reliable service for our customers.

•	We’ve created tremendous value as a business, with our market cap having increased from $30bn to more than $60bn in less than 10 years.

•

This position of strength makes this the right opportunity for us to be part of shaping a strong future for rail. And we are committed to ensuring Norfolk Southern employees are informed and cared for throughout the entire merger and integration process.

3.	Where will the combined business be run from?

•	The combined company will be headquartered in Omaha, Nebraska.

•	Atlanta, Georgia will remain a core location for the combined organization over the long-term, with a focus on technology, operations, and innovation, among other priorities.

4.	What will you do about overlapping locations?

•	This is the first step in bringing our companies together. There are many decisions we will need to make about integration, which cannot begin until after regulatory approval and closing.

•

What we can say is that this is an end-to-end combination—there is very little overlap in Union Pacific and Norfolk Southern locations, and we expect we will need the strength of both companies’ footprints as we create America’s first transcontinental railroad.

•	As we review our combined footprint, our goal is to find opportunities to enhance efficiency while maintaining jobs and work locations.

5.	What will the integration process look like?

•

This announcement is just the first step in the process—there are many specifics that we will determine as part of integration planning, and integration itself begins once the transaction is approved and complete.

•	A joint integration planning team of leaders from both Union Pacific and Norfolk Southern will be assembled at the appropriate time to determine how best to combine the companies.

•	The most important thing we can do right now is stay focused on our day-to-day business and continue to deliver on our 2025 Roadmap to engage, excel, and propel.

•	We will keep you updated as we are able.

6.	Are layoffs or relocations expected?

•	Both railroads envision every union employee who wants a job in the combined company will have one, and nonagreement workers will have opportunities to grow as part of a larger, combined enterprise.

•	Regarding relocation, we are still in the early stages of bringing our companies together, and it is not yet clear if employees will be required to relocate.

•	Rest assured, everyone will have the time, resources, and support they need to make the right decisions for themselves and their families as more clarity is available.

7.	Will the Norfolk Southern Executive Team members join Union Pacific?

•	Until the transaction closes, the experienced Union Pacific and Norfolk Southern management teams will continue to separately and independently run each company.

•	After the transaction closes, Union Pacific’s CEO will lead the combined company as Chief Executive Officer.

•

Additionally, at closing, three Norfolk Southern Directors, including Mark George and Richard Anderson, are expected to join the Union Pacific Board of Directors after completing the corporate governance process.

•	After closing and through integration and beyond, talented leaders from both companies will work together to deliver on the combination’s promise.

8.	What will change for me today?

•	It’s important to remember that Norfolk Southern and Union Pacific will continue to operate as separate and independent companies until the transaction closes.

•	Until then, the most important thing we can do right now is stay focused on our day-to-day business and continue to deliver on our 2025 Roadmap to engage, excel, and propel.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

The following post was shared on Mark George, President and Chief Executive Officer of Norfolk Southern’s LinkedIn account.

+Follow iŁ an xcting moment fo the Trorougrbred feam and ory made pasiie hanks o the remendos arogress we have made ver he past severd years We'e focused on strengthening ouroperatons and ave beer discilined inthe execution of cursrategy — becoring even safe, unring an efTGent network ITprovng. processes and oring excelence. Now, we il bring tooether two teams tat share commitmentto adarcirg aur nation's economy ccnncng peope,strenthening 0urcommunites ard butirG s stronges, more resiert suppiy chain Togehe:, we wil futher cur moment.n arc reste Amercas frttrue tarscontinens s,sifey celverng more or our customers, our sharenolder, our peopi,and the communiics we Gl ome = hern “Tocay e amounced isorc aresmert to combine with Urion Pacic st creita Amerca frt ranscontinanta s, ogether, Nerfalk Southerm ard Union Paific il 3to defver faster, more comprenensie fregnt servce by eiminatng nerchange Geays OpEnng Ne outes, expanding infermodal senices,and reducing disance and ranst Eme on keyrai corigors “Tis cambination wil seamessly connect over 50000 route esacioss 4 tate coast-t.coast_ ureashing he ncustia strergth of Amrican manufactring, and ceating new sourcs of scanonic growth and wordorce Gpportunty thit presencs unionjobs. Tnecontined company wil amto b th sfest rafoac n North Americs, ensuring svery ol cyes goes home sfe o el eand adiancing Norfolc Southem ang Urion Pacfics proven technolcgies for urther sfety improvemerts. Wsre xctid foruht h combinatior can cvar s our sskenodes Simatancousy, incuding curcustomers, pecple, communitessre snaermicers Learmmoreat htos:/nkdrVecBVITP2. i)FIRST CREATING TRANSCONTINENTAL AMERICA’S RAILROAD

The following posts were shared on Norfolk Southern’s social media accounts.

Facebook

Norfolk Souther © Tom- @Today we announced a historic agreement to combine viith Union Pacific Railroad to create America's irst transcontinental railroad. This unleashing combination the industrial will seamlessly strength connect of American over 50,000 manufacturing, route miles and across creating 43 states new sources coast toof-coast— conomic growth 2nd Workforce Opportunty that preserves nion jobs. The combined company will 3im te be the safest railroad in North America ensuring svery team member goes home afe to their famiies and advancing Unien Pacific and Norfolk Southern's proven technologies for further safety improvements. We are excited for what this combination can deliver all our stakeholders simultaneously, including our customers, pecple, and communities. Ł Learn more at www.up-nstranscontinental.com. CREATING AMERICA’S FIRST TRANSCONTINENTAL RAILROAD

Instagram

CREATING AMERICA’S FIRST TRANSCONTINENTAL RAILROAD

LinkedIn

=Norfolk Southern m.®Today create we America's announced first transcontinental a historic agreement railroad to. combine with Union Pacific Railroad toTogether, Norfolk Souther and Union Pacific will aim to deliver faster, more comprehensive freight service by eliminating interchange delays, opening new routes, expanding intermodal services, and reducing distance and transit time on key rail corridors. This combination will seamiessly connect over 50,000 route miles across 43 states coast-to-coast— unleashing the industrial strength of American manufacturing, and creating new sources of economic growth and workforce opportunity that preserves union jobs. every The combined employee company goes home will safe aim to to their be the families safest railroad and advancing in North Norfolk America, Souther ensuring and Union Pacific’s proven technologies for further safety improvements. simultaneously, We are excited forincluding what this our combination customers, people, can deliver communities Il our stakeholders and shareholders. Leam more at https:/inkd.in/eeBVj7P2. CREATING AMERICA’S FIRST TRANSCONTINENTAL RAILROAD

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=Norfolk Southern & & @nscorpToday we announced a historic agreement to combine with@UnionPacific to create America’s first transcontinental railroad. Together we will unleash the strength of our nation’s economy and preserve union jobs. The combined company will aim to be the safest railroad in North America, ensuring every team member goes home safe to their families and advancing Union Pacific and Norfolk Southern’s proven technologies for further safety improvements. We are excited for what this combination can deliver our stakeholders. (,:7 Learn more at up-nstranscontinental.com. CREATING AMERICA’S FIRST TRANSCONTINENTAL RAILROAD=Norfolk Southern & & @nscorpToday we announced a historic agreement to combine with@UnionPacific to create America’s first transcontinental railroad. Together we will unleash the strength of our nation’s economy and preserve union jobs. The combined company will aim to be the safest railroad in North America, ensuring every team member goes home safe to their families and advancing Union Pacific and Norfolk Southern’s proven technologies for further safety improvements. We are excited for what this combination can deliver our stakeholders. (,:7 Learn more at up-nstranscontinental.com. CREATING AMERICA’S FIRST TRANSCONTINENTAL RAILROAD

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.